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JAMES D. EVANS	November 30, 2020	EMAIL JEVANS@FENWICK.COM DIRECT DIAL +1 (206) 389-4559
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief Matthew Crispino, Staff Attorney Christine Dietz, Senior Staff Accountant Frank Knapp, Staff Accountant

Re:	PubMatic, Inc. Registration Statement on Form S-1 Filed on November 13, 2020 CIK No. 0001422930
Ladies and Gentlemen:
On behalf of PubMatic, Inc. (the “Company”), we are concurrently transmitting herewith Amendment Number 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1, as filed on November 13, 2020 (“Form S-1”). In this letter, we respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 20, 2020 (the “Letter”) regarding the Form S-1. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Amendment No. 1 to update certain other disclosures.
Summary Consolidated Financial Data, page 12
1.Please revise your disclosure here and on page 58 to include pro forma net income per share as reflected on pages F-4 and F-29.
The Company acknowledges the Staff’s comment and advises the Staff that has revised its disclosure on pages 13 and 57 of Amendment No. 1 accordingly.
Consolidated Balance Sheets, page F-2
2.Please revise the convertible preferred and common stock line item captions to also disclose the quantity of issued and outstanding shares on a pro forma basis.
The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on Pages F-2 and F-3 of Amendment No. 1 accordingly.

U.S. Securities and Exchange Commission
Division of Corporation Finance
November 30, 2020

Notes to Consolidated Financial Statements
Note 16 – Subsequent Events, page F-34
3.Please disclose the expected impact the October 2020 option grant will have on your financial statements, if material. Refer to ASC 855-10-50-2.
The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page F-36 of Amendment No. 1 accordingly.
* * * * * * *

U.S. Securities and Exchange Commission
Division of Corporation Finance
November 30, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559, or, in his absence, Nicolas H.R. Dumont at (212) 430-2679.

Sincerely,

FENWICK & WEST LLP

/s/ James D. Evans

James D. Evans

cc:
Rajeev K. Goel, President and Chief Executive Officer
Steven Pantelick, Chief Financial Officer
Thomas Chow, General Counsel and Secretary
PubMatic, Inc.
Mark C. Stevens
Nicolas H. R. Dumont
Eli Curi
Fenwick & West LLP
Tad Freese
Latham & Watkins LLP